UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 27, 2021

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires
Investor Relations Leandro Perez Castaño, Finance & IR Manager leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations calmagro@tgs.com.ar Tel: (54-11) 4865-9077

TGS Files 2020 Annual Report on Form 20-F

Buenos Aires, Argentina, April 27, 2021.  Transportadora de Gas del Sur S.A. (“tgs” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) announced that today it filed its annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2020 Annual Report can be accessed by visiting the Company’s website at www.tgs.com.ar as well as on the SEC’s website at www.sec.gov. In addition, shareholders may receive a hard copy of the Company’s complete financial statements free of charge by requesting a copy from Carlos Almagro (calmagro@tgs.com.ar) or Leandro Perez Castaño (leandro_perez@tgs.com.ar) in TGS’s Investor Relations Office at +(54-11) 4865-9050.

TGS is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm contracted capacity of 2.9 Bcf/d. It is one of the main natural gas processors. In addition, TGS’ infrastructure investments in Vaca Muerta basin will allow to grow significantly in the provision of services to natural gas producers, positioning TGS as one of the main Midstreamers in Argentina. TGS shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.). The controlling company of TGS is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Investor Petroquímica S.L. (member of the GIP group, led by the Sielecki family and PCT L.L.C. with the remaining 50%.

/s/ Alejandro M. Basso
Alejandro M. Basso
Chief Financial Officer and Services Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: April 27, 2021.